Exhibit 99.1

Application for quotation of +securities

Announcement Summary

Entity name

ALTERITY THERAPEUTICS LIMITED

Announcement Type

New announcement

Date of this announcement

Thursday January 18, 2024

The +securities to be quoted are:

+Securities issued, transferred or re-classified as a result of options being exercised or other +convertible securities being converted

Total number of +securities to be quoted

		Number of
ASX +security code	Security description	+securities to be quoted	Issue date
New class - code to be confirmed	OPTION EXPIRING 31-AUG-2026 EX $0.01	457,142,830	08/01/2024

Refer to next page for full details of the announcement

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Application for quotation of +securities

Part 1 - Entity and announcement details

1.1	Name of +Entity

ALTERITY THERAPEUTICS LIMITED

We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules.

1.2	Registered Number Type	Registration Number

ABN	37080699065

1.3	ASX issuer code

ATH

1.4	The announcement is

 New announcement

1.5	Date of this announcement

18/1/2024

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Application for quotation of +securities

Part 2 - Type of Issue

2.1 The +securities to be quoted are:

+Securities issued, transferred or re-classified as a result of options being exercised or other +convertible securities being converted

2.2 The +securities to be quoted are:

New +securities in a class that is not yet quoted on ASX (“new class”)

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Application for quotation of +securities

Part 3C - number and type of +securities to be quoted (new class) where issue has not previously been notified to ASX in an Appendix 3B

Existing +securities converting into a new class

FROM (Existing Class)

ASX +security code and description

ATHAAJ : OPTION EXPIRING 31-AUG-2026 EX $0.01

TO (New Class) ASX +security code

New class - code to be confirmed

TO (New Class)

+Security description

OPTION EXPIRING 31-AUG-2026 EX $0.01

TO (New Class)	TO (New Class)
+Security type	ISIN Code

Options

Please state the number of options that were exercised or other +convertible securities that were converted	The first date the options were exercised or other +convertible securities were converted	The last date the options were exercised or other +convertible securities were converted
457,142,830	18/1/2024	18/1/2024

Is this all of the options or other +convertible securities on issue of that type (ie have all of those options now been exercised or have all of those convertible securities now been converted)?

Yes

The right of the holder of the options or other +convertible securities to receive the +underlying securities is being satisfied by:

An issue of new +securities

The underlying securities being received by the holder are:

Intended to be, but are not yet, quoted by ASX

Were the options being exercised or other +convertible securities being converted issued under an +employee incentive scheme?

No

Issue date

8/1/2024

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Application for quotation of +securities

Will all the +securities issued in this class rank equally in all respects from the issue date?

Yes

Have you received confirmation from ASX that the terms of the +securities are appropriate and equitable under listing rule 6.1?

   No

Distribution Schedule

Provide a distribution schedule for the new +securities according to the categories set out in the left hand column - including the number of recipients and the total percentage of the new +securities held by the recipients in each category.

		Total percentage of +securities held
		For example, to enter a value of 50%
Number of +securities held	Number of holders	please input as 50.00
1 - 1,000	0	0.00%
1,001 - 5,000	0	0.00%
5,001 - 10,000	0	0.00%
10,001 - 100,000	0	0.00%
100,001 and over	72	100.00%

Options Details

+Security currency	Exercise price	Expiry date
AUD - Australian Dollar	AUD 0.01000000	31/8/2026

Details of the type of +security that will be issued if an option is exercised

ATH : ORDINARY FULLY PAID

Number of +securities that will be issued if an option is exercised

One ATH Ordinary Fully Paid Share

Please provide a URL link for a document lodged with ASX setting out the material terms of the +securities to be quoted or provide the information by separate announcement.

Options Prospectus lodged 29 Dec 2023

https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02758927-3A634120

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Application for quotation of +securities

Issue details

Number of +securities to be quoted

457,142,830

Are the +securities being issued for a cash consideration?

No

Please describe the consideration being provided for the +securities

One (1) free attaching long-dated option issued for each three (3) Placement shares issued per Placement announcement 22 Nov 2023 and Prospectus dated 29 December 2023

Please provide an estimate (in AUD) of the value of the consideration being provided per +security for the +securities to be quoted

0.002000

Any other information the entity wishes to provide about the +securities to be quoted

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Application for quotation of +securities

Part 4 - Issued capital following quotation

Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise:

(A discrepancy in these figures compared to your own may be due to a matter of timing if there is more than one application for quotation/issuance currently with ASX for processing.)

4.1 Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the +securities subject of this application)

Total number of
ASX +security code and description	+securities on issue
ATH : ORDINARY FULLY PAID	3,811,326,185
New class - code to be confirmed : OPTION EXPIRING 31-AUG-2026 EX $0.01	457,142,830

4.2 Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX)

Total number of
ASX +security code and description	+securities on issue
ATHAAI : OPTION EXPIRING 31-AUG-2024 EX $0.007	1,371,428,567
ATHAAJ : OPTION EXPIRING 31-AUG-2026 EX $0.01	0
ATHAAE : OPTION EXPIRING 29-NOV-2026 EX $0.0375	19,250,000
ATHAAF : OPTION EXPIRING 31-JUL-2024 EX $0.07	12,000,000
ATHAAG : OPTION EXPIRING 29-NOV-2026 EX $0.0238	11,900,000
ATHAAB : OPTION EXPIRING 17-SEP-2025 EX $0.09	35,000,000
ATHAAH : OPTION EXPIRING 19-DEC-2026 EX $0.0105	8,000,000
ATHAAD : OPTION EXPIRING 06-JAN-2026 EX $0.032	91,392,720

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